Exhibit 99.1

Claude Resources Inc. Intercepts 39.8 Grams of Gold per Tonne Over 10.0 Metres True Width in newly Discovered L62 Zone at Seabee Gold Operation

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

Including 528.1 grams of gold per tonne over 0.7 metres true width

SASKATOON, Aug. 17, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" or the "Company") today reported new exploration results from its new hanging wall discovery at its 100 percent owned and operated Seabee Gold Mine. Highlights from the programs include:

•	8.81 grams of gold per tonne (cut) over 4.9 metres true width (U11-349);
•	5.33 grams of gold per tonne (cut) over 4.8 metres true width (U11-350); and
•	6.90 grams of gold per tonne (cut) over 10.0 metres true width (U11-629).

HOLE #	ZONE INTERSECTION			MIDPOINT COORDINATES			Au GRADE g/T (uncut)	Au GRADE g/T (cut)	TRUE WIDTH (m)
	NAME (Target)	FROM	TO	NORTH	EAST	ELEV
U11-348	L62	216.3	219.5	936	1083	-493	4.31	4.31	2.5
U11-349	L62	182.5	189.6	951	1055	-513	8.81	8.81	4.9
U11-350	L62	172.8	178.4	949	1057	-559	5.33	5.33	4.8
U11-351	L62	238.0	246.3	913	1111	-514	0.09	0.09	4.6
U11-352	L62	230.7	237.7	918	1118	-549	0.14	0.14	4.8
U11-629	L62	207.4	220.5	942	1057	-399	39.75	6.90	10.0
including		208.4	209.3				528.10	50.00	0.7
U11-630	L62	204.4	209.0	929	1080	-403	0.34	0.34	3.9
U11-631	L62	205.1	209.4	928	1082	-423	0.46	0.46	4.2
U11-632	L62	208.2	214.0	932	1091	-476	1.78	1.78	5.3
U11-345*	L62	197.5	203.4	937	1086	-555	6.13	6.13	4.8
U11-347*	L62	200.9	204.9	935	1080	-538	4.11	4.11	3.3
* Previously released

Speaking today in Saskatoon, Philip Ng, Senior Vice President, Mining Operations stated that "We have mobilized two underground drills on the L62 Zone and are looking to add a third drill to explore and define the L62 Zone and other near mine targets.  This series of intercepts with above average true widths and economic gold grades are strong indications that we have discovered a new gold-bearing structure.  As the L62 zone is located approximately 300 metres from our underground infrastructure on multiple levels, we will likely be in a position to start mining the L62 in the first half of 2012 to expand our existing production profile out of Seabee Mine."

In 2011, Claude will drill approximately 86,500 metres at the Seabee Gold Operation. Exploration targets include the Seabee Gold Mine, the Santoy 8 Gold Mine, Santoy Gap, L62 and Neptune.

Please visit www.clauderesources.com for longitudinal and regional maps of the Seabee Gold Project.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 950,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.0 metre. 200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

For further information:

Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505

or

Philip Ng, P.Eng, Vice President, Mining Operations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.
CNW 09:00e 17-AUG-11